Contact

dtobin@missioncap.com

www.linkedin.com/in/william-david-tobin-8b6a742 (LinkedIn)
www.missioncap.com (Company)

William "David" Tobin

Senior Managing Director & Founder - Mission Capital Advisors
Founder - Board Member - EquityMultiple
New York, New York, United States

Experience

Syracuse University

Dean’s Advisory Board Member - College of Arts and Sciences
November 2021 - Present (2 years 3 months)
Syracuse, New York, United States

Mission Capital Advisors

22 years

Senior Managing Director
November 2020 - Present (3 years 3 months)
New York, New York, United States

Principal
2002 - November 2020 (18 years)

EQUITYMULTIPLE

Founder - Board Member - Investor
October 2015 - Present (8 years 4 months)
New York, NY

H Bancorp

Board Member
June 2014 - Present (9 years 8 months)

Bank holding company parent of Sunwest Bank, a privately held commercial bank with more than $2.6 Billion in assets

Supergoop!

Seed Round Investor
May 2013 - Present (10 years 9 months)

Dime Savings Bank

Asset Manager
September 1992 - September 1994 (2 years 1 month)
Uniondale, New York, United States

Asset manager in the Asset Resolution Department of Dime Bancorp (under OTS supervision) where he played an integral role in the liquidation of the $1.2 billion non-performing single-family loan and REO portfolio. The Dime disposition program included a multi-year asset-by-asset sellout culminating in a $300 million bulk offering to many of the major portfolio investors in the whole loan investment arena.

Education

NYU Stern School of Business

MBA Candidate, Banking & Finance · (1996 - 2000)

Syracuse University

BA English Literature · (1987 - 1991)